UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 12)*

                            NATIONAL EDUCATION CORPORATION
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                     635771-10-8
                                    (CUSIP Number)

                                  Donald S. Scherer
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                              A Professional Corporation
                         Three Embarcadero Center, Suite 700
                               San Francisco, CA  94111
                                    (415) 434-1600
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 24, 1996
                            (Date of Event which Requires
                              Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

          Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person:
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 2 of 20


          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                     Page 1 of 20
                           Exhibit Index Located on Page 19






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 3 of 20



       1   Name of Reporting Person                BK CAPITAL PARTNERS II, L.P.

           IRS Identification No. of Above Person                    94-3048313

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 4 of 20



       1   Name of Reporting Person               BK CAPITAL PARTNERS III, L.P.

           IRS Identification No. of Above Person                    94-3091845

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 5 of 20



       1   Name of Reporting Person                BK CAPITAL PARTNERS IV, L.P.

           IRS Identification No. of Above Person                    94-3139027

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 6 of 20



       1   Name of Reporting Person                                BK-NEC, L.P.

           IRS Identification No. of Above Person                    94-3160834

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         PN


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 7 of 20



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, L.P.

           IRS Identification No. of Above Person                    94-3205364

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                     PN, IA


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 8 of 20



       1   Name of Reporting Person          RICHARD C. BLUM & ASSOCIATES, INC.

           IRS Identification No. of Above Person                    94-2967812

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                      California



                          7    Sole Voting Power                       -0-

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,619,305*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.4%*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D              Page 9 of 20



       1   Name of Reporting Person                             RICHARD C. BLUM

           S.S. No. of Above Person                                 556 42 3196

       2   Check the Appropriate Box if a Member of a Group           (a) [x]

                                                                      (b) [ ]
       3   SEC USE ONLY


       4   Source of Funds                                       Not applicable


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                             USA



                          7    Sole Voting Power                        19,422*

         NUMBER OF        8    Shared Voting Power                   2,619,305*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                   19,422*
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              2,619,305*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   2,638,727*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11              7.5%*


       14   Type of Reporting Person                                         IN


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 10 of 20



       1   Name of Reporting Person                             THE COMMON FUND

           IRS Identification No. of Above Person                    23-7037968

       2   Check the Appropriate Box if a Member of a Group           (a) [ ]

                                                                      (b) [x]
       3   SEC USE ONLY


       4   Source of Funds                                                   WC


       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                        [ ]

       6   Citizenship or Place of Organization                        New York



                          7    Sole Voting Power                         -0-

         NUMBER OF        8    Shared Voting Power                   1,425,970*
           SHARES
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                    -0-
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power              1,425,970*


       11   Aggregate Amount Beneficially Owned by Each Reporting
            Person                                                   1,425,970*

       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                        [ ]


       13   Percent of Class Represented by Amount in Row 11               4.0*


       14   Type of Reporting Person                                         CO


     *    See response to Item 5.






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 11 of 20


          Item 1.  Security and Issuer

          This Amendment No. 12 (the "Amendment") to Schedule 13D relates to shares of common stock (the "Common Stock") of National Education Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 18400 Von Karman Avenue, Irvine, CA 92715.

          This Amendment is being filed because of the sale of shares of Common Stock, as described in Item 5 below.

          Item 2.   Identity and Background

          This Amendment is filed on behalf of BK Capital Partners II, L.P., a California limited partnership ("BK II"), BK Capital Partners III, L.P., a California limited partnership ("BK III"), BK Capital Partners IV, L.P., a California limited partnership ("BK IV"), BK-NEC, L.P., a California limited partnership ("BK-NEC"), Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."), Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."), Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc., and The Common Fund, a New York non-profit corporation.

          BK II, BK III, BK IV and BK-NEC are each California limited partnerships whose principal business is investing in securities, and whose principal office is located at 909 Montgomery Street, Suite 400, San Francisco, California 94133. RCBA L.P. is the sole general partner of BK II, BK III, BK IV and BK-NEC, and the investment adviser to The Common Fund.

          RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 12 of 20



                                                               Principal
      Name and                                      Citizen-   Occupation
      Office Held           Business Address        ship       or Employment

      Richard C. Blum       909 Montgomery St.      USA        President and
      President, Chairman   Suite 400                          Chairman, RCBA
      and Director          San Francisco, CA                  L.P.

      Nils Colin Lind       909 Montgomery St.      Norway     Managing
      Managing Director     Suite 400                          Director, RCBA
      and Director          San Francisco, CA                  L.P.

      Jeffrey W. Ubben      909 Montgomery St.      USA        Managing
      Managing Director of  Suite 400                          Director of
      Investments           San Francisco, CA                  Investments,
                                                               RCBA L.P.
      Alexander L. Dean     909 Montgomery St.      USA        Managing
      Managing Director of  Suite 400                          Director of
      Investments and       San Francisco, CA                  Investments,
      Director                                                 RCBA L.P.

      George F. Hamel, Jr.  909 Montgomery St.      USA        Managing
      Managing Director of  Suite 400                          Director of
      Marketing             San Francisco, CA                  Marketing, RCBA
                                                               L.P.
      John H. Steinhart     909 Montgomery St.      USA        Managing
      Managing Director     Suite 400                          Director and
      and Chief             San Francisco, CA                  Chief
      Administrative                                           Administrative
      Officer                                                  Officer, RCBA
                                                               L.P.

      Marc Scholvinck       909 Montgomery St.      USA        Managing
      Managing Director     Suite 400                          Director and
      and Chief Financial   San Francisco, CA                  Chief Financial
      Officer                                                  Officer, RCBA
                                                               L.P.

      Peter E. Rosenberg    909 Montgomery St.      USA        Managing
      Managing Director of  Suite 400                          Director of
      Development and       San Francisco, CA                  Development,
      Director                                                 RCBA L.P.
      Michael Kane          909 Montgomery St.      USA        Managing
      Managing Director of  Suite 400                          Director of
      Investments           San Francisco, CA                  Investments,
                                                               RCBA L.P.






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 13 of 20



                                                               Principal
      Name and                                      Citizen-   Occupation
      Office Held           Business Address        ship       or Employment

      Thomas L. Kempner     40 Wall Street          USA        Chairman, Loeb
      Director              New York, NY  10005                Partners
                                                               Corporation,
                                                               Investment
                                                               Banking
                                                               Business

      Donald S. Scherer     3 Embarcadero Center    USA        Howard, Rice,
      Secretary             Suite 700                          et al. (law
                            San Francisco, CA                  firm)
                            94111


          The Common Fund is a New York non-profit corporation principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 450 Post Road East, Westport, Connecticut 06881-0909. The name, business address and present principal occupation of each of the trustees and executive officers of The Common Fund are as follows (all are United States citizens):






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 14 of 20


          Trustees

          Paul J. Aslanian                    William C. Hromadka
          Treasurer                           Treasurer and Assoc. Sr. Vice
          Macalester College                       President
          1600 Grand Avenue                   University of Southern California
          St. Paul, MN  55105                 University Park, Treasurer's
                                                   Office
          Robert L. Bovinette                 BKS 402 - Bookstore Building
          President and Treasurer             Los Angeles, CA  90089-2541
          The Common Fund
          450 Post Road East                  Lyn Hutton
          Westport, CT  06881-0909            Vice President Finance and
                                                   Treasurer
          John B. Carroll                     Dartmouth College
          President                           6008 Parkhurst Hall, Room 102
          GTE Investment Management Corp.     Hanover, NH  03755-3529
          Tresser Boulevard
          Seventh Floor                       David M. Lascell
          Stamford, CT  06901                 Partner
                                              Hallenbeck, Lascell, Norris &
          Mayree C. Clark                          Zorn
          Managing Director, Global           One Exchange Street
          Research                            Rochester, NY  14614-1403
          Morgan Stanley & Co., Inc.
          1251 Avenue of the Americas         John T. Leatham
          New York, NY  10020                 Chairman
                                              Security Health Managed Care
          Robert D. Flanigan, Jr.             1925 Calvin Court
          Vice President for Business and     River Woods, IL  60015
          Financial Affairs & Treasurer
          Spelman College                     Louis W. Moelchert
          350 Spelman Lane, S.W.              Vice President for Business and
          Box 589                                  Finance
          Atlanta, GA  30314-4399             University of Richmond
                                              Campus Drive, Room 202
          Caspa L. Harris, Jr.                Maryland Hall
          Consultant                          Richmond, VA  23173
          Route 1, Box 509
          Waterford, VA  22190                Andre F. Perold
                                              Sylvan C. Coleman Professor of
          Norman G. Herbert                        Financial Management
          Treasurer and Investment Officer    Harvard University Graduate
          University of Michigan                   School of Business
          5032 Fleming Administration Bldg.        Administration
          Ann Arbor, MI  48109-1340           Morgan Hall, 367, Soldiers Field
                                              Boston, MA  02163

          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 15 of 20


          Robert S. Salomon, Jr.              William T. Spitz
          Principal & Founder                 Treasurer
          STI Management LLC                  Vanderbilt University
          106 Dolphin Cove Quay               102 Alumni Hall
          Stamford, CT  06902                 Nashville, TN  37240-0159


          The executive officers of The Common Fund who are not Trustees are as follows (the business address for each person is The Common Fund, 450 Post Road East, Westport, CT 06881-0909):

          John S. Griswold, Jr.               Curt R. Tobey
          Senior Vice President               Senior Vice President

          Todd E. Petzel                      Marita Wein
          Executive Vice President and        Secretary
          Chief Investment Officer


          To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the previous purchases of securities was the working capital of the Reporting Persons.

          Item 4.   Purpose of Transaction.

          The Reporting Persons originally acquired securities in the Issuer for investment purposes. Depending upon market conditions and other factors, the Reporting Persons may acquire additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise. Alternatively, depending upon market conditions and other factors, the Reporting Persons may, from time to time, dispose of some or all of the securities of the Issuer that they beneficially own.

          Mr. Blum serves on the Issuer's Board of Directors.

          Other than as set forth in this statement, the Reporting Persons have no present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 16 of 20


          of Schedule 13D, although they may in the future take actions that would have such consequences.

          Item 5.   Interest in Securities of the Issuer

          (a), (b) According to information furnished to the Reporting Persons by the Issuer, there were 35,244,514 shares of Common Stock issued and outstanding as of May 1, 1996. Based on such information, after taking into account the transactions described in Item 5(c) below, the following Reporting Persons report the following direct holdings and corresponding percentage interests in the Common Stock:


                                         Shares of
                                           Common           Percentage
           Name                         Stock Owned            Owned
           BK II                           357,801               1.0%

           BK III                          428,300               1.2%

           BK IV                            20,900               0.1%
           BK-NEC                          370,856               1.1%

           RCBA L.P.                        15,478               0.0%
           The Common Fund               1,425,970               4.0%
                                         _________               ___

                     Total               2,619,305               7.4%
                                         =========               ===

          Because voting and investment decisions concerning the above shares are made by RCBA L.P., the Reporting Persons may be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 2,619,305 shares of the Common Stock, which is 7.4% of the outstanding Common Stock. However, The Common Fund expressly disclaims membership in such a group and disclaims beneficial ownership of securities owned by any other person.

          As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 19,422 shares of Common Stock, consisting of 6,422 shares of Common Stock owned directly and options to acquire 13,000 shares of Common Stock, which options are currently exercisable or exercisable within 60 days. If
          Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,638,727 shares, which is 7.5% of the Common Stock. Although Mr. Blum is joining in this Amendment as a Reporting
          Person, the filing of this Amendment shall not be construed as an






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 17 of 20


          admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

          (c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock through broker-dealers at prices ranging from $20.13 to $21.26 per share:


          Name                                Shares Sold
                               5/20/96      5/21/96     5/24/96     Total

          BK II                 22,600       9,500      23,700    55,800

          BK III                45,100      19,000       5,500    69,600
          BK-NEC                45,100      19,000         -0-    64,100

          The Common Fund      112,700      47,900      70,800   231,400
                               _______      ______      ______   _______
               Total           225,500      95,400     100,000   420,900
                               =======      ======     =======   =======


          (d) and (e)   Not applicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer

          Except for the contracts, arrangements, understandings and relationships described above, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


          Item 7.   Material to be Filed as Exhibits

          Exhibit A      Joint Filing Undertaking.






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 18 of 20


                                      Signatures

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

          DATED:  June 3, 1996

             BK CAPITAL PARTNERS II, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.
             BK CAPITAL PARTNERS III, L.P.
             BK CAPITAL PARTNERS IV, L.P.
             BK-NEC, L.P.                     By /s/ Donald S. Scherer
                                                 ______________________________
             By Richard C. Blum &                Donald S. Scherer,
                Associates, L.P., its            Secretary
                General Partner

                By Richard C. Blum &          /s/ John H. Steinhart
                   Associates, Inc., its      _________________________________
                   General Partner            RICHARD C. BLUM

                                              By John H. Steinhart
                   By /s/ Donald S. Scherer      Attorney-in-Fact
                      _____________________
                      Donald S. Scherer,
                      Secretary

                                              THE COMMON FUND
             RICHARD C. BLUM & ASSOCIATES,
             L.P.                             By Richard C. Blum & Associates,
                                                 L.P., its Investment Adviser
                By Richard C. Blum &
                   Associates, Inc., its         By Richard C. Blum &
                   General Partner                  Associates, Inc., its
                                                    General Partner

                   By /s/ Donald S. Scherer
                      _____________________         By /s/ Donald S. Scherer
                      Donald S. Scherer,               _________________________
                      Secretary                        Donald S. Scherer,
                                                       Secretary






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 19 of 20


                                   INDEX TO EXHIBITS


                                                               Sequentially
          Item           Description                           Numbered Page

          Exhibit A      Joint Filing Undertaking                   20






          CUSIP No. 635771-10-8      SCHEDULE 13D             Page 20 of 20


                                       EXHIBIT A

                                JOINT FILING UNDERTAKING

                The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to
          Schedule 13D to evidence the agreement of the below-names parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.

          DATED:  June 3, 1996

             BK CAPITAL PARTNERS II, L.P.     RICHARD C. BLUM & ASSOCIATES, INC.
             BK CAPITAL PARTNERS III, L.P.
             BK CAPITAL PARTNERS IV, L.P.
             BK-NEC, L.P.                     By /s/ Donald S. Scherer
                                                 _______________________________
             By Richard C. Blum &                Donald S. Scherer,
                Associates, L.P., its            Secretary
                General Partner
                                              /s/ John H. Steinhart
                By Richard C. Blum &          __________________________________
                   Associates, Inc., its      RICHARD C. BLUM
                   General Partner
                                              By John H. Steinhart
                   By /s/ Donald S. Scherer      Attorney-in-Fact
                      _____________________
                      Donald S. Scherer,
                      Secretary

                                              THE COMMON FUND
             RICHARD C. BLUM & ASSOCIATES,
             L.P.                             By Richard C. Blum & Associates,
                                                 L.P., its Investment Adviser
                By Richard C. Blum &
                   Associates, Inc., its         By Richard C. Blum &
                   General Partner                  Associates, Inc., its
                                                    General Partner

                   By /s/ Donald S. Scherer         By /s/ Donald S. Scherer
                      _____________________            _________________________
                      Donald S. Scherer,               Donald S. Scherer,
                      Secretary                        Secretary